Exhibit 99.1

NEWS RELEASE

SurModics Announces Resignation of Jeffrey Smith from the Board of Directors

EDEN PRAIRIE, Minn -- Aug. 27, 2012-- SurModics, Inc. (Nasdaq:SRDX), a leading provider of surface modification and in vitro diagnostic technologies to the healthcare industries, today announced that effective August 27, 2012, Mr. Jeffrey Smith has resigned from SurModics’ Board of Directors.

“Upon joining SurModics’ Board of Directors in January of 2011, my goal was to work collaboratively with my fellow directors and the management team to create and enhance value for all shareholders,” commented Jeffrey Smith. “These objectives have been successfully accomplished as demonstrated by SurModics’ strong financial results. As a result, the Company is well-positioned to continue to drive profitable core organic revenue growth."

"On behalf of our management team and Board of Directors, I want to thank Jeff for his valuable service and contributions to SurModics and its shareholders," stated Gary Maharaj, President and CEO of SurModics, Inc.  "He has been an integral part of our recent strategic accomplishments and has helped to put the Company on a path to long-term, profitable growth and value creation.”

Robert C. Buhrmaster, Chairman of the Board of Directors, added “The Board of Directors has really appreciated Jeff's constructive involvement.  He has been a valuable contributor to the Board and provided a healthy focus on the best interests of the Company and its shareholders in the long term.  We thank him for his service and wish him well in his future endeavors.”

Mr. Smith’s resignation brings the number of directors serving on the SurModics board to nine.  At this time, the Company does not intend to fill the vacancy created as a result of Mr. Smith’s resignation.

About SurModics, Inc.

SurModics’ mission is to exceed our customers’ expectations and enhance the well-being of patients by providing the world’s foremost, innovative surface modification technologies and in vitro diagnostic chemical components. The Company partners with the world’s leading and emerging medical device, diagnostic and life science companies to develop and commercialize innovative products designed to improve patient diagnosis and treatment. Core offerings include surface modification coating technologies that impart lubricity, prohealing, and biocompatibility capabilities; and components for in vitro diagnostic test kits and microarrays. SurModics is headquartered in Eden Prairie, Minnesota.

Source:
SurModics, Inc.
Tim Arens, 952-500-7000
Vice President of Finance and Interim Chief Financial Officer